UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Himalaya Technologies, Inc.

(Name of Issuer)

Series B Preferred

(Title of Class of Securities)

NA

(CUSIP Number)

Vikram Grover, 831 W North Ave., Pittsburgh, PA 15233, (630) 708-0750

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43742A209	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 497,094
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 497,094
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,094
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 43742A209	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Series B Preferred Shares, Himalaya Technologies, Inc.

Item 2. Identity and Background.

(a)	Vikram Grover

(b)	625 Stanwix St., #2504, Pittsburgh, PA 15222

(c)	CEO of Himalaya Technologies, Inc. and FOMO WORLDWIDE, INC. (OTC: FOMC)

(d)	During the last five years, Vikram Grover has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),

(e)	During the last five years, Vikram Grover was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws,

(f)	Vikram Grover citizenship United States.

Item 3. Source or Amount of Funds or Other Consideration.

Himalaya Technologies, Inc. issued 100,000 Series B Preferred shares for a license to software owned by KANAB CORP., a subsidiary of FOMO WORLDWIDE, INC.

Item 4. Purpose of Transaction.

(a)	Vikram Grover acquired 12,500 Series B Preferred shares on July 31, 2023 through the conversion of $10,000 in accrued compensation,

Item 5. Interest in Securities of the Issuer.

(a)	Out of 8,457,777 Series A Preferred shares issued and outstanding, Vikram Grover directly owns 4,777,777 Series A Preferred Shares (56.4% of the class), and indirectly through FOMO WORLDWIDE, INC. owns 3,680,000 Series A Preferred shares (43.5% of the class),

(b)	Out of 519,094 Series B Preferred Shares issued and outstanding, Vikram Grover directly and indirectly owns 497,094 Series B Preferred shares (95.7% of the class),

(c)	Vikram Grover directly owns 247,094 Series B Preferred Shares (47.6% of the class) and indirectly owns 250,000 Series B Preferred Shares (48.1% of the class) through his control of FOMO WORLDWIDE, INC.,

(d)	Out of 1,000,000 Series C Preferred shares issued and outstanding, Vikram Grover directly owns 1,000,000 Series C Preferred Shares (100% of the class).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The securities are being held for investment purposes by Vikram Grover and FOMO WORLDWIDE, INC. There are no arrangements regarding issuance or transfer of securities between Vikram Grover, FOMO WORLDWIDE, INC., and the issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 43742A209	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Himalaya Technologies, Inc.

/s/ Vikram Grover
Vikram Grover

CEO
Title

August 1, 2023
Date